FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For 13 December 2021

Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__        Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____         No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-222022) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

13 December 2021

NatWest Group plc

National Westminster Bank Plc fined £264.8m for breaches of the Money Laundering Regulations 2007.

National Westminster Bank Plc (“NatWest”) has today been fined £264.8 million at a hearing at Southwark Crown Court for three offences under regulation 45(1) of the Money Laundering Regulations 2007, admitted on 7 October 2021. Please refer to our interim report filed on Form 6-K on 7 October 2021 for additional information regarding this matter.

The offences related to operational weaknesses between 2012 and 2016, which meant that NatWest did not adequately monitor the accounts of a UK incorporated customer.

The fine, which includes a 33% discount for the bank’s early guilty plea will be met from existing provisions, with a small additional provision to be taken in NatWest’s Q4 2021 financial accounts.

Today’s hearing brings an end to the case against NatWest and the FCA has confirmed that, provided no further evidence comes to light, it will not take action against any individual current or former employee of NatWest in respect of this case.

For further information:

Investor Relations

+ 44 (0)207 672 1758

Media Relations

+44 (0)131 523 4205

NatWest Group plc	2138005O9XJIJN4JPN90

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATWEST GROUP plc (Registrant)
Date:	13 December 2021	By:	/s/Mark Stevens
			Name:	Mark Stevens
			Title:	Assistant Secretary